UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   FLUOR, PETER J.
   P. O. BOX 56586


   HOUSTON, TX  77256-6586
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     17,998         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Director Non-Qualified Stock   $18.3750                                                                                05/13/07
Option (right to buy)
Director Non-Qualified Stock   $18.8750                                                                                05/15/05
Option (right to buy)
Director Non-Qualified Stock   $23.7500                                                                                05/14/06
Option (right to buy)
Director Non-Qualified Stock   $25.5000                                                                                06/01/04
Option (right to buy)
Director Non-Qualified Stock   $26.3750                                                                                05/11/03
Option (right to buy)
Non-Qualified Stock Option     $17.3750        05/13/98       A         6,000                             (1)          05/13/08
(right to buy)
Phantom Stock Units (2)                        01/26/98       A         106
Phantom Stock Units (2)                        02/06/98       A         56
Phantom Stock Units (2)                        03/16/98       A         60
Phantom Stock Units (2)                        03/20/98       A         60
Phantom Stock Units (2)                        03/21/98       A         60
Phantom Stock Units (2)                        05/12/98       A         56
Phantom Stock Units (2)                        05/13/98       A         898
Phantom Stock Units (2)                        07/14/98       A         62
Phantom Stock Units (2)                        07/15/98       A         61
Phantom Stock Units (2)                        08/24/98       A         79
Phantom Stock Units (2)                        09/14/98       A         182
Phantom Stock Units (2)                        10/27/98       A         89
Phantom Stock Units (2)                        11/04/98       A         1,157
Phantom Stock Units (2)                        11/16/98       A         85
Phantom Stock Units (2)                        11/22/98       A         85
Phantom Stock Units (2)                        11/24/98       A         85
Phantom Stock Units (2)                        12/16/98       A         115
Phantom Stock Units (2)                        12/17/98       A         118

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Director Non-Qualified Stock             Common Stock                   6,000                     6,000         D   Direct
Option (right to buy)
Non-Qualified Stock Option     05/13/98  Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Phantom Stock Units (2)        01/26/98  Common Stock                   106           $18.8969                  D   Direct
Phantom Stock Units (2)        02/06/98  Common Stock                   56            $17.8781                  D   Direct
Phantom Stock Units (2)        03/16/98  Common Stock                   60            $16.7000                  D   Direct
Phantom Stock Units (2)        03/20/98  Common Stock                   60            $16.5938                  D   Direct
Phantom Stock Units (2)        03/21/98  Common Stock                   60            $16.6781                  D   Direct
Phantom Stock Units (2)        05/12/98  Common Stock                   56            $17.8563                  D   Direct
Phantom Stock Units (2)        05/13/98  Common Stock                   898           $17.8063                  D   Direct
Phantom Stock Units (2)        07/14/98  Common Stock                   62            $16.2438                  D   Direct
Phantom Stock Units (2)        07/15/98  Common Stock                   61            $16.3750                  D   Direct
Phantom Stock Units (2)        08/24/98  Common Stock                   79            $12.6406                  D   Direct
Phantom Stock Units (2)        09/14/98  Common Stock                   182           $11.0031                  D   Direct
Phantom Stock Units (2)        10/27/98  Common Stock                   89            $11.1875                  D   Direct
Phantom Stock Units (2)        11/04/98  Common Stock                   1,157         $11.2313                  D   Direct
Phantom Stock Units (2)        11/16/98  Common Stock                   85            $11.7688                  D   Direct
Phantom Stock Units (2)        11/22/98  Common Stock                   85            $11.7750                  D   Direct
Phantom Stock Units (2)        11/24/98  Common Stock                   85            $11.7406                  D   Direct
Phantom Stock Units (2)        12/16/98  Common Stock                   115           $8.7219                   D   Direct
Phantom Stock Units (2)        12/17/98  Common Stock                   118           $8.4594     33,774        D   Direct

Explanation of Responses:

(1)
The option, which represents a right to buy, vests in five equal annual installments beginning one year from date of grant.
(2)
1-for-1

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Peter J. Fluor
DATE 02/11/99